UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 25, 2024 (November 25, 2024)

Tortoise Midstream Energy Fund, Inc.

(Exact name of registrant as specified in its charter)

Maryland	811-22409	27-2414975
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
6363 College Boulevard, Suite 100A Overland Park, Kansas	66211
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 913 981-1020

(Former name or former address, if changed since last report): N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 20e-4(c) under the Exchange Act (17 CFR 240.20e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of exchange of which registered
Common Stock, par value $0.001 per share	NTG	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On November 25, 2024 at 10:00 a.m. Central Time, Tortoise Midstream Energy Fund, Inc. (the “Fund”) commenced a Special Meeting of Stockholders (the “Special Meeting”), as previously scheduled, and adjourned the Special Meeting until Thursday, December 5, 2024 at 10:00 a.m. Central Time due to a lack of quorum. The record date for the Special Meeting will remain August 27, 2024. This allows the Fund’s stockholders additional time to vote on the proposal described in the Joint Proxy Statement/Prospectus for the Special Meeting dated November 5, 2024. During the period of the adjournment, the Fund will continue to solicit votes from its stockholders with respect to the proposal set forth in the Joint Proxy Statement/Prospectus.

The reconvened Special Meeting will be held at the same location, 6363 College Boulevard, Suite 100A, Overland Park, Kansas 66211.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TORTOISE MIDSTREAM ENERGY FUND, INC.

Date: November 25, 2024	By:	/s/ Matthew G.P. Sallee
Matthew G.P. Sallee
Chief Executive Officer

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